Filed by Cadence Bancorporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: State Bank Financial Corporation

(Commission File No. 001-35139)

Date: May 14, 2018

Cadence & State Bank Merger FAQ

What is happening?

On Friday, May 11, Cadence entered into a definitive agreement to merge with State Bank Financial Corporation. The transaction has been approved by the boards of directors of both companies and, pending regulatory approval, State Bank shareholder approval and other customary closing conditions, is expected to close in late 2018. We could not be more excited that these two great companies are joining forces.

Who is State Bank?

State Bank Financial Corporation (NASDAQ: STBZ), with approximately $5 billion in assets as of March 31, 2018, is an Atlanta-based bank holding company for State Bank. State Bank operates a full-service banking business and offers a broad range of commercial and retail banking products to customers throughout seven of Georgia’s eight largest MSAs. Founded in 2005, State Bank operates 32 branches in Atlanta, Macon-Bibb, Augusta, Warner Robbins, Athens, Gainesville, Hinesville and Savannah.

State Bank believes that good banks are like good people. They have a likeable personality, a strong set of core values, and a belief system people can really connect with. They believe in simplicity over complexity, tradition over trends, strength and stability over glitz and risk, and forward thinking over backward glancing. They welcome better banking, with the breadth of products of a large bank and the personal service of a small one.

Why was Cadence interested in acquiring State Bank?

Following our IPO last year, we have carefully been evaluating opportunities for the right partner – a merger that made sense culturally, financially and operationally, and that aligned with our long-term vision and financial goals … not M&A just to get bigger. We found that partner in State Bank. Together, we will become an even more powerful regional banking franchise with $16 billion in assets – nearly 50 percent larger than we are today – with a strong foundation for future growth. The merger joins our two contiguous franchises, with no branch overlap, and further diversifies our commercial and consumer lending offerings to better meet our customers’ needs across an expanded footprint covering Texas, Georgia, Alabama, Florida, Tennessee and Mississippi.

What most attracted us to State Bank is that our organizations have a lot in common. We share striking similarities – like us, State Bank has a record of key acquisitions in contiguous markets, including FDIC-assisted transactions, a proven risk management discipline, strong organic growth in loans, deposits and revenue, and a similar high-tech, high-touch approach to doing business. We are both known for our deep bench of talent and for unsurpassed customer service that’s complemented by large bank capabilities. And we share a culture of diversity, inclusion and community service, with time-tested core values that we believe align very well.

What does each bank bring to the table in a combined bank?

We have a complementary business mix focused on commercial lending with specialized industry expertise, and when the banks are combined we will be able to introduce new services to our clients and operate even more efficiently. To Cadence, State Bank will bring talented people, new lines of business, a strong client base, and a distribution network that provides a launchpad for the Cadence brand in what we anticipate will quickly become one of our leading markets. To State Bank, Cadence will bring scale and efficiency, complementary business lines, an attractive funding profile, and a solid vision for future growth.

What are the goals of the merger?

Our vision for the franchise is clear: to be one of the top performing banks in the nation. The stated vision of State Bank has always been equally clear: to be the most significant community bank in Georgia. Together, we believe we leap forward in the vision for our brands.

What new products will we be able to offer our clients?

Following the merger, we will seek to scale State Bank’s specialty lines of business across our distribution platform, and leverage our proven strength in wealth management and trust services in Georgia. As a combined bank, Cadence brings specialized industry lending, energy lending, private banking, and trust and investment management, while Peach contributes SBA lending, asset-based lending, homebuilder finance, correspondent banking and payroll services.

What is the significance of Cadence Bank CEO Sam Tortorici’s relocation and the move of Cadence Bank headquarters to Atlanta?

The relocation of Cadence Bank CEO Sam Tortorici and plans to move Cadence Bank’s headquarters to Atlanta following the close in late 2018 are strategic decisions based on the market size and share we will gain in Georgia through this merger. Cadence Bancorporation will remain headquartered in Houston. Rest assured, Birmingham remains an integral part of our bank and Cadence’s executive team will continue to be visible and accessible in Birmingham, as they are in our other major markets. Once our banks are combined, the operations and support teams housed in Birmingham will continue to service our expanded footprint just as they do today.

How will this merger impact me?

You will benefit from a new group of talented team members who bring a comparable level of professionalism, responsiveness and accountability and share a similar culture and set of values. While we do not have an exact timeframe, the merger is expected to close in late 2018. In the meantime, we will have teams immediately starting the plan for the combined bank, and for a smooth conversion and integration. We ask for your help in welcoming our newest team members with the same can-do spirit with which you serve our customers and each other. In addition, we remain committed to open, straightforward communications and it will always be our goal to inform you of any changes.

How will this merger affect our customers?

For now, it’s business as usual so continue doing a great job as we have teammates, customers, communities and shareholders depending on us. In time, the best in class of Cadence and State Bank products and services will be introduced to our clients in a carefully planned and thoughtful way. This truly is an exciting story about growth, service and innovation. As a combined bank with a motivated, hard-working and experienced team, we will have even greater banking resources to offer them.

I have questions. Who should I contact?

We welcome your questions. Feel free to email us at HR@cadencebank.com or call the Cadence HR Solutions Line at 888-832-4698. This line is answered Monday through Friday, 7:30 a.m. – 5 p.m. CST. We may not have all the answers right now, but we will be working together to get answers as quickly as possible.

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Cautionary Statement Regarding Forward-Looking Information

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Cadence Bancorporation (“Cadence”) and State Bank Financial Corporation (“State Bank”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cadence and State Bank; the outcome of any legal proceedings that may be instituted against Cadence or State Bank; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Cadence and State Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State Bank successfully; and other factors that may affect future results of Cadence and State Bank. Additional factors that could cause results to differ materially from those described above can be found in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and in other documents Cadence files with the SEC, and in State Bank’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State Bank files with the SEC.

Important Additional Information

In connection with the proposed transaction between Cadence and State Bank, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State Bank’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about Cadence and State Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation

Cadence, State Bank and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Information regarding State Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

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